UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K or Form 10-KSB  [ ] Form 20-F     [  ] Form 11-K
              [X] Form 10-Q or Form 10-QSB  [ ] Form N-SAR

For Period Ended: August 28, 1999

            [ ]  Transition Report on Form 10-K or Form 10-KSB
            [ ]  Transition Report on Form 20-F
            [ ]  Transition Report on Form 11-K
            [ ]  Transition Report on Form 10-Q or Form 10-QSB
            [ ]  Transition Report on Form N-SAR


For the Transition Period Ended: Not Applicable


[Read Instruction (on back page) Before Preparing Form.  Please Print or Type]

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION


                            Metro Global Media, Inc.
                            ------------------------
                             Full Name of Registrant

                                 Not Applicable
                                 --------------
                             Form Name if Applicable

                                1060 Park Avenue
                                ----------------
            Address of Principal Executive Office (Street and Number)

                          Cranston, Rhode Island 02910
                          ----------------------------
                            City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K or Form 10-KSB, 20F, 11-K, 10-Q or Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed with the prescribed time period.

In September 1999, the Board of Directors of Metro Global Media, Inc. ("Metro Global") adopted a plan to discontinue the operations of its former subsidiary Fanzine International, Inc. ("Fanzine") and instructed management to divest Fanzine by the end of fiscal 2000. As a result of the Board's action, Metro Global has reported Fanzine as a discontinued operation for the fiscal years ended May 29, 1999 and May 30, 1998, and will report Fanzine as a discontinued operation for the quarter ended August 28, 1999. On September 29, 1999, Metro Global sold Fanzine back to its former shareholders and a company controlled by them. Due to the above-described changes in the operations and ownership of Fanzine, Metro Global has experienced delays in the preparation of Fanzine's financial information to be included as part of Metro Global's Quarterly Report on Form 10-QSB for the quarter ended August 28, 1999. Metro Global could not, without unreasonable expense, accelerate the compilation of such financial information regarding Fanzine in time for filing the Quarterly Report on Form 10-QSB by October 12, 1999.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                Janet M. Hoey             (401) 461-2200
                -------------             --------------
                   (Name)            (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                            Metro Global Media, Inc.
                            ------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: October 12, 1999                    By: /s/ Janet Hoey
                                              --------------
                                                  JANET HOEY,
                                                  Treasurer























                                      3